Exhibit 99.3

VOTING FORM PURSUANT TO THE COMPANIES REGULATIONS
(VOTING BY DEED AND STATEMENTS OF POSITION), 5766 – 2005 (“THE REGULATIONS”)

1.	Name of the company: Scailex Corporation Ltd.

2.	Type of general assembly, the date and location for the convening thereof: An Extraordinary General Assembly of Shareholders of the Company, which shall convene on Thursday morning, May 29, 2008, at 11:00 a.m. at the registered office of the Company at 16 Shenkar Street (Entrance 2), Herzliya Pituach, Israel.

3.	Details of the topic on the agenda, in respect whereof voting by voting form is permissible: approval of an agreement dated April 10, 2008 for the sale of the subsidiary PCH to the controlling shareholder of the Company, Israel Petrochemical Enterprises Ltd., including an engagement in a run-off officeholders’ liability insurance policy for directors holding office on the signing date of the said agreement.

4.	Location and times that the full version of the proposed resolutions may be perused: the full version of the proposed resolution is available for perusal at the registered office of the Company on Sundays through Thursdays between the hours of 09:00 – 16:00, scheduled in advance with Ms. Ayelet Levi, by calling + 972.9.9610900, up until the date of the convening of the Extraordinary General Assembly; the Immediate Report published regarding the summoning of the aforesaid General Assembly appears on the website of the Securities Authority at www.magna.isa.gov.il.

5.	The requisite majority for passing the resolutions on the agenda, in respect whereof voting by voting form is permissible: The requisite majority for approval of the topics on the agenda, as specified above in paragraph 3, is the majority of votes of those present, who are entitled to participate in the vote and are participating therein (either personally, through a power-of-attorney or through a voting form), provided that one of the following conditions is fulfilled: (1) when counting the votes, the majority includes at least one third of all votes of those shareholders having no personal interest in the approval of the transaction, who are participating in the vote. When counting all votes of the said shareholders, abstentions shall not be taken into account; (2) the total of the opposing votes from among the shareholders specified above in paragraph (1) does not exceed one percent of all voting rights in the Company.

6.	Validity of the voting form: The voting form shall be valid only if the following documents have been attached thereto and it has been delivered to the Company (including by way of registered mail) by seventy-two hours before the time of the voting:

6.1	If the shareholder is not the shareholder of record: he has attached thereto a certificate of ownership of the shareholder who is not the shareholder of record.

6.2	If the shareholder is the shareholder of record in the Company's books: he has attached a photocopy of his identity card, passport, or certificate of incorporation.

Any voting form not delivered in accordance with that stated in this clause shall be null and void. In this regard, “the time of delivery” is the time when the voting form and accompanying documents arrive at the Company’s offices.

7.	Internet: The Company does not permit voting by way of the internet.

8.	The address for delivery of voting forms and statements of position: the registered office of the Company, at 16 Shenkar Street (Entrance 2), Post Office Box 12423, Herzliya Pituach 46733 Israel.

9.	Deadlines for delivering statements of position and voting forms: The deadline for delivering shareholders’ statements of position to the Company is: Sunday, May 4, 2008. The deadline for delivering voting forms is by 72 hours before the Extraordinary General Assembly; i.e., by 11:00 a.m. on Monday morning, May 26, 2008.

The deadline for delivering statements of position on behalf of the Company, which shall include the response of the Company Board of Directors to the shareholders’statements of position is: Friday, May 9, 2008.

10.	Address of the TASE distribution site and website containing the versions of the voting forms and statements of position: www.magna.isa.gov.il and http://maya.tase.co.il, respectively.

11.	Obtaining a certificate of ownership: a shareholder is entitled to obtain a certificate of ownership either at the branch of the stock exchange member or, if he so requests, by mail (for the charge of postal cost only). A request in this regard must be submitted in advance for a particular securities account.

12.	Obtaining versions of the voting forms and statements of position: A shareholder who is not the shareholder of record is entitled to receive a link to the distribution site and the version of the voting form and statements of position via e-mail at no cost from the stock exchange member through which he is holding his shares, unless he notifies the stock exchange member that he is not interested in receiving a link as stated, or that he wants to receive the voting form by mail for a charge. A shareholder’s notification regarding voting forms shall also apply with respect to the obtaining of forms for statements of position.

13.	Perusal of voting forms: one or more shareholders, holding shares at the rate constituting five percent (5%) or more of the total voting rights in the Company on the determinant date, and whoever holds shares at the rate as stated out of the total voting rights that are not held by a controlling shareholder in the Company, as this term is defined in section 268 of the Companies Act (“Controlling Shareholder”) is entitled, either personally or through a proxy on his behalf, to peruse the voting forms, subsequent to the convening of the General Assembly, at the offices of the Company (whose address is specified above in paragraph 8) during regular working hours, as specified in Regulation 10(a) of the Regulations.

13.1	The number of shares constituting 5% of the total voting rights in the Company is 1,908,918 ordinary shares of ILS 0.12 par value each of the Company.

13.2	The number of shares constituting 5% of the total voting rights in the Company, excluding those held by the Controlling Shareholder, is 953,305 ordinary shares of ILS 0.12 par value each of the Company.

14.	Statement of the manner of voting: A shareholder must mark how he is voting on the topic on the agenda in section 2 of this voting form; space is also allocated for disclosing the existence or absence of a personal interest in the resolution. If a shareholder does not indicate the existence or absence of a personal interest, or if he indicates that he has a personal interest, but does not specify the nature of his personal interest, his vote shall not be counted.

VOTING FORM – SECTION TWO

Name of the Company:	Scailex Corporation Ltd.

The Company's address (for delivery and mailing of the voting forms):	16 Shenkar Street (Entrance 2), Post Office Box 12423, Herzliya Pituach 46733 Israel.

Date and time of the Assembly:	Thursday, May 29, 2008 at 11:00 a.m.

Type of Assembly:	Extraordinary General Assembly.

Determinant Date for ownership of shares, in relation to the right to vote during the General Assembly:	Wednesday, April 23, 2008.

Particulars of the Shareholder:

Name of the shareholder:

Identity card number:

If the shareholder does not possess an Israeli identity card –

Passport number

Country issued

Valid until

If the shareholder is a corporation –

Corporation number

Country of incorporation

Manner of voting:

Topic on the agenda	Manner of voting [1]			Do you have a personal interest in the resolution?[2]
	In favor	Abstaining	Opposing	Yes *	No
Approval of the agreement for the sale of PCH, including approval of an engagement of the Company in an officeholders' liability insurance policy (run-off)

* If your answer is yes, the nature of the personal interest must be specified.

1.     Mark ☒ or ☑ or other clear mark in the appropriate column, depending upon your voting decision.

No mark shall be deemed as an abstention from voting on that issue.

2.     Mark ☒ or ☑ or other clear mark in the appropriate column. If a shareholder does not complete this column, or marks “yes” and does not specify details of his personal interest, his vote shall not be counted.

—————————————— Date	—————————————— Signature

Attention:

Shareholders holding shares through a member of the stock exchange (pursuant to section 177(1) of the Companies Act, 5759 – 1999) – this voting form is valid only if a certificate of ownership is attached.

Shareholders of record in the register of shareholders of the Company – this voting form is valid only if a photocopy of your identity card / passport / deed of incorporation is attached.